EXHIBIT 21

SUBSIDIARIES OF MECHANICAL TECHNOLOGY INCORPORATED

Subsidiary Name	Jurisdiction of Incorporation or Organization

Turbonetics Energy, Inc.	New York
MTI International, Inc.	Guam
MTI Instruments, Inc.	New York
Embedded Power LLC	Delaware